SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES LONDON STANSTED WINTER 2015 SCHEDULE

  NEW ROUTES TO CASTELLON & PONTA DELGADA, MORE FLIGHTS ON 23 ROUTES

 10% GROWTH, OVER 18M CUSTOMERS & 18,000 JOBS P.A.

Ryanair, Europe's favourite airline, today (11 Mar) launched its Stansted winter 2015 schedule with two new routes to Castellon and Ponta Delgada (110 in total), and extra flights on 23 other routes, including Berlin (4 x daily), Edinburgh (4 x daily), Glasgow (4 x daily), Madrid (4 x daily), Milan (5 x daily), Prague (2 x daily), Rome (5 x daily) and Warsaw (4 x daily) which will deliver over 18m customers p.a. and support 18,000* "on-site" jobs as it grows by 10% at London Stansted Airport.

Ryanair's Stansted winter 2015 schedule will deliver:

• 2 new routes to Castellon & Ponta Delgada
• 110 routes in total
• More flights on 23 routes including Berlin, Edinburgh, Glasgow, Madrid, Milan, Prague, Rome & Warsaw
• 1,029 weekly flights
• Over 18m customers p.a. (up 1.6m, 10% growth)
• 18,000 "on-site" jobs p.a.

UK customers and visitors can now choose from 110 routes from London Stansted next winter, while enjoying allocated seating, a free second carry-on bag, reduced fees, a new website, a brand new app with mobile boarding passes, and Ryanair's Family Extra and Business Plus services, making Ryanair the ideal choice for families, business and leisure travellers.

Ryanair celebrated the launch of its London Stansted winter 2015 schedule and new routes to Castellon and Ponta Delgada by releasing 100,000 seats for sale across its European network, at prices from £19.99 for travel in April and May. These low fare seats are available for booking until midnight Thurs (12 Mar).

In London, Ryanair's Chief Marketing Officer, Kenny Jacobs said:

"Ryanair is pleased to launch our biggest ever London Stansted winter 2015 schedule, with two new routes to Castellon and Ponta Delgada (110 in total) and more flights on 23 routes, which will deliver over 18m customers p.a. and support 18,000 on site jobs at London Stansted Airport.

Ryanair will continue to connect London with Europe's key centres of business, with more flights and improved schedules to and from major cities including Berlin, Edinburgh, Glasgow, Madrid, Milan, Prague, Rome and Warsaw, making Ryanair the ideal choice for business customers, and reaffirming Stansted as the gateway to London, with more European connections than any other London airport.

To celebrate the launch of our London Stansted winter 2015 schedule and new routes to Castellon and Ponta Delgada, we are releasing 100,000 seats on sale from £19.99 for travel in April and May, which are available for booking until midnight Thursday (12 Mar). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

*ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers

ENDS

For further information
please contact:                     Robin Kiely                                           Joe Carmody
                                                Ryanair Ltd                                           Edelman Ireland
                                                Tel: +353-1-9451212                          Tel: +353-1-6789333
                press@ryanair.com                              ryanair@edelman.co

               Follow us on Twitter: @Ryanair

2 New Routes

Route	Frequency
Castellon	3 x weekly
Ponta Delgada	2 x weekly

More Flights On 23 Routes

Route	Frequency
Alicante	9 x weekly
Barcelona	4 x daily
Berlin	4 x daily
Bologna	2 x daily
Cologne	2 x daily
Edinburgh	4 x daily
Faro	5 x weekly
Glasgow Intl	4 x daily
Gran Canaria	5 x weekly
Krakow	3 x daily
Madrid	4 x daily
Malaga	2 x daily
Milan	5 x daily
Porto	2 x daily
Ostrava	4 x weekly
Prague	2 x daily
Rome	5 x daily
Szczecin	5 x weekly
Tenerife	9 x weekly
Valencia	9 x weekly
Venice	3 x daily
Warsaw	4 x daily
Wroclaw	2 x daily

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 11 March 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary